SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                   ITEQ, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share

                         (Title of Class of Securities)

                                   450430 10 3
                                 (CUSIP Number)

                                 Sjaak Schouten
                      International Mezzanine Capital, B.V.
                                 Herengracht 424
                                1017 BZ Amsterdam
                                 The Netherlands
                                   31-4222943

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450430 10 3

        (1)    Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Person

               International Mezzanine Capital, B.V.

        (2)    Check the Appropriate Box if a Member of a Group
                                                                   (a)     [ ]
                                                                   (b)     [x]

        (3)    SEC Use Only

        (4)    Source of Funds

               WC

        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                   [ ]

        (6)    Citizenship or Place of Organization

               United States of America

Number of      (7)    Sole Voting Power 1,525,333 Shares
Shares Bene-
  ficially     (8)    Shared Voting Power    -0-
 Owned by
Each Report-   (9)    Sole Dispositive Power 1,525,333 Shares
 ing Person
   With        (10)   Shared Dispositive Power    -0- Shares

        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,525,333 Shares

        (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [ ]

        (13)   Percent of Class Represented by Amount in Row (11)
                      8.6%

        (14)   Type of Reporting Person (See Instructions)    OO

ITEM 1.        SECURITY AND ISSUER

               The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of ITEQ, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2727 Allen Parkway, Suite 760, Houston, Texas 77019.

ITEM 2.        IDENTITY AND BACKGROUND

               This statement is filed by International Mezzanine Capital, B.V., a Netherlands company ("IMC"). IMC's principal business is commercial lending and investing, with an emphasis on mezzanine financing. The address of IMC's principal business and principal office is Herengracht 424, 1017 BZ Amsterdam, The Netherlands. Certain information with respect to the executive officers, directors and controlling persons of ICC (the "Scheduled Parties") is listed on the schedule attached hereto as Schedule I, which is incorporated in this
Schedule 13D by reference. During the last five years, neither IMC or, to the best of IMC's knowledge, the Scheduled Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Company's securities reported herein as acquired by IMC were acquired in the transaction described in Item 4, Purpose of Transaction. The amounts paid by IMC in that transaction came from IMC's working capital, and IMC anticipates using its working capital to fund any amounts necessary to exercise the IMC Warrants (as defined below). See Item 4, Purpose of Transaction.

ITEM 4.        PURPOSE OF TRANSACTION

               On November 18, 1996 the Company issued in a private placement of Warrants (the "IMC Warrants") granting IMC the right to acquire 1,525,333 shares of Common Stock pursuant to a Subordinated Note and Warrant Purchase Agreement dated as of November 18, 1996 (the "Note and Warrant Purchase Agreement") among the Company, IMC and First Commerce Corporation, a Louisiana corporation ("FCC"). FCC was also granted similar warrants for a lesser number of shares of Common Stock (the "FCC Warrants," and together with the IMC Warrants, the "Warrants"). Subject to the terms and conditions of the IMC Warrants, the IMC Warrants are exercisable at any time after November 18, 1996 and prior to 5:00 p.m. on November 18, 2003 at an exercise price of $5.10 per share of Common Stock (subject to adjustment in certain events).

               Pursuant to the Note and Warrant Purchase Agreement and under the terms and conditions set forth therein, IMC paid the Company $13 million cash in exchange for (i) the IMC Warrants, (ii) a promissory note made by the Company in favor of IMC for an aggregate principal amount of $13 million (the "IMC Note's" and together with the subordinated note issued to FCC in the transaction, the "Subordinated Notes") and (iii) the Company and certain key stockholders of the ompany entering into certain related arrangements contemplated therein (including the Registration Rights Agreement and Participation Rights Agreement described below).

               The Note and Warrant Purchase Agreement also grants IMC and FCC certain rights to jointly designate each year one person to be nominated for election as a member of the Board of Directors of the Company for so long as the Subordinated Notes are outstanding or, if longer, for so long as the aggregate number of shares of Common Stock issued and outstanding as a result of the exercise of the Warrants plus the number of shares of Common Stock then purchasable upon exercise of the Warrants (subject to certain adjustments) held by IMC and FCC (or certain permitted transferees) is equal or greater than 5% of the total number of then issued and outstanding shares of Common Stock.

               In connection with this transaction, the Company, IMC and FCC entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 18, 1996. Under the Registration Rights Agreement and upon the terms and conditions set forth therein, the Company is obligated to use its best efforts to (i) effect the registration under the Securities Act of 1933, as amended (the "1933 Act"), of the shares of Common Stock of the Company underlying or acquired by the exercise of the Warrants, to the extent such shares are restricted securities (the "Registrable Securities"), if holders of 51% or more of the Registrable Securities so request and so long as the registration will cover at least 880,000 shares (subject to adjustment in certain events) of Registrable Securities (a "Demand Registration") and (ii) include any Registrable Securities in any registration (with certain exceptions) of the Company's securities under the 1933 Act requested to be so included by the holders thereof (an "Incidental Registration"). In a Demand Registration involving an underwritten offering, if the managing underwriter determines that the number of

Registrable Securities and all other securities to be included in the offering is more than can be sold in the offering (the "Maximum Number of Shares"), (i) the number of securities other than Registrable Securities (the "Other Securities") proposed to be included in the offering shall be reduced so that the offering will include as nearly as possible the Maximum Number of Shares and
(ii) to the extent any additional reduction in the number of securities is necessary after eliminating the Other Securities from the offering, the number of Registrable Securities to be included in the offering shall be reduced pro rata in the manner set forth in the Registration Rights Agreement so that the offering will include only the Maximum Number of Shares. Pro Rata reductions in the number of shares of Registrable Securities to be included in an underwritten offering in an Incidental Registration may also be made to the extent deemed necessary by the managing underwriter. Subject to certain exceptions, the Company agreed to not effect any public sale or distribution of any of its equity securities during the seven days prior to and 90 days after any underwritten registration of Registrable Securities made pursuant to the Registration Rights Agreement.

               In connection with this transaction, two significant stockholders of the Company (Mark Johnson and Pierre Melcher), IMC and FCC also entered into a Participation Rights Agreement (the "Participation Rights Agreement") dated as of November 18, 1996. With certain exceptions and subject to the terms and conditions set forth therein, the Participation Rights Agreement grants IMC and FCC the right to include a specified percentage of the shares of Common Stock of the Company issued through the exercise or issuable upon exercise of the Warrants (the "Tagalong Eligible Securities") in certain dispositions by Mr. Johnson or Mr. Melcher (the "Transferors") of shares of Common Stock of the Company held by them. The participation rights are only triggered in dispositions that include shares of Common Stock of the Company held by that Transferor on November 18, 1996 (the "November 18 Holdings"), and only to the extent the disposition would result in the Transferor holding less than 50% of his November 18 Holdings. The number of shares that IMC and FCC may elect to include in a proposed disposition in which participation rights are triggered is equal to the product of (i) the aggregate number of shares of Common Stock to be disposed of by the Transferor to the proposed transferee to the extent such shares are (a) part of the Transferor's November 18 Holdings and (b) not part of the first 50% of the Transferor's November 18 Holdings disposed of by the Transferor and (ii) a fraction, the numerator of which is the number of shares of fully diluted Common Stock then held by the Reporting Person and the denominator of which is the number equal to the sum of the shares of fully diluted Common Stock then held by the Transferor that are part of the November 18 Holdings and the Reporting Persons. The participation rights terminate upon the earlier to occur of (i) the death or resignation from the management of the Company of Mr. Johnson or Mr. Melcher (or, if only one of them dies or resigns, such participation rights will expire only with respect to that individual), (ii) a change of control of the Company or (iii) the payment in full of and performance of all obligations by the Company under the Subordinated Notes.

               Except as contemplated by the Note and Warrant Purchase Agreement, the Participation Rights Agreement and the Registration Rights Agreement, IMC has no current intention of acquiring or disposing of securities of the Company. IMC will review on a continuous basis its investment in the Company's securities and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. IMC may in the future take such actions in respect of its investment in the securities of the Company as it deems appropriate in light of the circumstances existing from time to time.Currently, these actions include continuing to hold the securities it now beneficially owns (whether in the form of the IMC Warrants, or, should it determine to exercise all or part of the IMCWarrants, the shares of Common Stock issued upon exercise of the Warrants) or disposing of such securities.

               Except as set forth in this Schedule 13D, IMC has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The foregoing responses to this Item 4 are qualified in their entirety by reference to the Note and Warrant Purchase Agreement, the IMC Warrant, the IMC Subordinated Note, the Registration Rights Agreement and the Participation Rights Agreement, the full text of each of which is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               As of June 16, 1997, IMC beneficially owned an aggregate of 1,525,333 shares of Common Stock (approximately 8.6% of the 16,195,793 shares outstanding, determined by reference to the approximately 16,195,793 shares of Common Stock the Company reported in the Company's final prospectus (the "Prospectus") filed with the Securities and Exchange Commission on May 21, 1997 (relating to the Company's Registration Statement on Form S-2, Registration Number 333-23245) would be outstanding following the consummation of the offering of securities contemplated therein, assuming no exercise of the underwriters' overallotment option).

               IMC has sole voting and dispositive power with respect to the 1,525,333 shares of Common Stock beneficially owned by it.

               Except as set forth in this Schedule 13D, to the best of each of the Reporting Parties' knowledge, none of IMC or the Scheduled Parties have effected any transaction in securities of the Company during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Except as described in Item 4 to this Schedule 13D or in the documents referred to therein (including, without limitation, the Note and Warrant Purchase Agreement, the Registration Rights Agreement and the Participation Rights Agreement), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Schedule 13D or between such persons and any person with respect to any securities of the Company.

                                                                      Schedule I

DIRECTORS, EXECUTIVE OFFICERS AND
CONTROLLING PERSONS OF INTERNATIONAL
MEZZANINE CAPITAL, B.V.

A. For each director and executive officer of IMC, the following table sets forth the name and citizenship, business address and present principal occupation or employment and the organization in which such employment is conducted.


                                              PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP                          EMPLOYMENT; BUSINESS ADDRESS

Muneef Othman/United Arab Emirates            Mr. Othman, a Director of IMC,
                                              is an Executive director of Abu
                                              Dhabi Investment Authority.  His
                                              business address is Abu Dhabi
                                              Investment Authority, Abu Dhabi,
                                              United Arab Emirates.

Tim Kelly/United States of America            Mr. Kelly, an Advisor
                                              to IMC, is an Investment
                                              Manager at Allstate Insurance
                                              Company at 2725 Sanders Road,
                                              Northbrook, Illinois
                                              60062-6127, USA.

Franz Horbager/Austria                        Mr. Horbager, a Director of IMC,
                                              is also a Director of the
                                              Bank of Austria AG at Am Hof
                                              2, 1010 Vienna, Austria.

Ian Cotterill/England                         Mr. Cotterill, a Director of IMC,
                                              is a Finance Director of HSBC
                                              Investment Bank plc at Thames
                                              Exchange, 10 Queen Street
                                              Place, London EC4R 1BL, UK.

Thomas Abbott/United States of America        Mr. Abbott, a
                                              Director of IMC, is the
                                              Chairman of Meespierson
                                              International AG at
                                              Gothardstrasse 20, CH 6300
                                              Zug, Switzerland.

Charles Symington/United States of America    Mr. Symington, A Director of
                                              IMC, is a Vice President of
                                              Metropolitan Life Investment
                                              Company at 334 Madison Avenue,
                                              Morris Town, New Jersey 07961,
                                              USA.

A. Kipp Koester/United States of America      Mr. Koester, a Director of IMC,
                                              is a Vice President of
                                              Northwestern Mutual Life
                                              Insurance Company at 720 East
                                              Wisconsin Avenue, Milwaukee,
                                              Wisconsin 53202-4797, USA.

Steve Weber/England                           Mr. Weber, a Director of IMC, is
                                              an Investment Manager of
                                              Norwich Union Life Insurance
                                              Society at Sentinel House,
                                              37 Surrey Street, Norwich
                                              NR1 3UZ, UK.

Nick Walker/England                           Mr. Walker, an
                                              Advisor to IMC, is an
                                              Investment Manager of
                                              Rabobank at 108 Cannon
                                              Street, London EC4N 6RN, UK.

Teddy Tulloch/Scotland                        Mr. Tulloch,
                                              an Advisor to IMC, is an
                                              Investment Manager of The
                                              Scottish American Investment
                                              Company at 45 Charlotte
                                              Square, Edinburgh E112 411W,
                                              Scotland.

Hamish Mair/Scotland                          Mr. Mair, a Director of IMC, is
                                              an Investment Manager of Scottish
                                              Eastern Investment Trust at
                                              20 Castle Terrace, Edinburgh
                                              E111 2ES, Scotland.

Jacobus Schouten/The Netherlands              Mr. Schouten is a Director of IMC
                                              and has an address of
                                              Arondeusstraat 1, 1063 GB
                                              Amsterdam, The Netherlands.

B. IMC is wholly-owned by International Mezzanine Investment N.V., a Netherlands Antilles company ("IMI"). IMI's principal business is an investment company, acting primarily through its subsidiaries, and the address of its principal business and its principal office is Willemstad Curacao, Netherlands Antilles, Attention John B. Gorsirnweg. IMI has the same directors and executive officers as IMC with the exception of Mr. Schouten (see Item A to this Schedule I).

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A.    Subordinated Note and Warrant Purchase Agreement
                             dated as of November 18, 1996 among IMC, FCC and the Company (Incorporated by reference to Exhibit
                             4.9 to the Company's Form 8-K dated December 5,
                             1996).

               Exhibit B.    Warrant Agreement dated as of November 18, 1996
                             between IMC and the Company (Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K dated December 5, 1996).

               Exhibit C.    Senior Subordinated Note dated as of November
                             18, 1996 between IMC and the Company (Incorporated by reference to Exhibit 4.5 to the Company's Form
                             8-K dated December 5, 1996).

               Exhibit D.    Participation Rights Agreement dated as of
                             November 18, 1996 among IMC, FCC and Mark Johnson and Pierre Melcher.

               Exhibit E.    Registration Rights Agreement dated as of
                             November 18, 1996 among IMC, FCC and the Company
                             (Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K dated December 5, 1996).

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  June 25, 1997.

                                           INTERNATIONAL MEZZANINE CAPITAL, B.V.

                                           By: /s/ JACOBUS SCHOUTEN
                                               Jacobus Schouten
                                               Director

                                                                       EXHIBIT D

                         PARTICIPATION RIGHTS AGREEMENT

               PARTICIPATION RIGHTS AGREEMENT, dated as of November 18, 1996, by and among INTERNATIONAL MEZZANINE CAPITAL, B.V. ("IMC"), FIRST COMMERCE CORPORATION (together with IMC, collectively the "PURCHASERS") and Mark Johnson and Pierre Melcher (the "STOCKHOLDERS").


        1. BACKGROUND. AIR-CURE TECHNOLOGIES, INC., a Delaware corporation (the "COMPANY"), and the Purchasers have entered into a Subordinated Note and Warrant Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of November 18, 1996, pursuant to which the Company has agreed, among other things, to issue and sell its Common Stock Purchase Warrants Expiring November 18, 2003 (the "WARRANTS"), evidencing rights to purchase an aggregate of 1,760,000 shares (subject to adjustment as provided therein) of the Company's Common Stock, par value $0.001 per share (the "COMMON STOCK"). This Agreement shall become effective upon the issuance of such Warrants.

        2.     TRANSFERS OF COMMON STOCK BY STOCKHOLDERS.

               2.1 RIGHTS OF PARTICIPATION. If a Stockholder proposes to make a disposition (such Stockholder sometimes being referred herein as a "TRANSFEROR") of any shares of such Stockholder's Common Stock that is part of such Stockholder's November 18 Holdings (as hereinafter defined), and if immediately after such transaction such Stockholder will hold less than fifty percent (50%) of the shares comprising such Stockholder's November 18 Holdings, such Stockholder shall be required to offer (a "PARTICIPATION OFFER") to include in such disposition shares of Common Stock held by or issuable upon exercise of any Warrants to all Tagalong Holders (as hereinafter defined) (such securities held by or issuable to the Tagalong Holders sometimes hereinafter referred to as "TAGALONG ELIGIBLE SECURITIES") in accordance with this Section. The Participation Offer shall entitle each Tagalong Holder to include in the proposed disposition a number of Tagalong Eligible Securities designated by the holder thereof equal to the product of (i) the aggregate number of shares of Common Stock to be disposed of by the Transferor to the proposed transferee to the extent such shares are (a) part of the Transferor's November 18 Holdings and
(b) not part of the first fifty percent (50%) of the Transferor's November 18 Holdings disposed of by the Transferor and (ii) a fraction, the numerator of which shall be the number of shares of Fully Diluted Common Stock held by such Tagalong Holder and the denominator of which shall be the number equal to the sum of the shares of Fully Diluted Common Stock then held by the Transferor that are part of the November 18 Holdings and all Tagalong Holders. The Transferor shall give written notice to each Tagalong Holder of the Participation Offer (the "PARTICIPATION OFFER NOTICE") at least 30 days prior to the proposed disposition. The Participation Offer Notice shall specify the proposed transferee, the number of shares of Common Stock or Common Stock

Equivalents to be disposed of to such transferee, the amount and type of consideration to be received therefor, and the place and date on which the disposition is to be consummated. Each Tagalong Holder who wishes to include any Tagalong Eligible Securities in the proposed disposition in accordance with this
Section 2.1 shall so notify the Transferor not more than 15 days after the date of receipt of the Participation Offer Notice. The Participation Offer shall be conditioned upon the Transferor's disposition of shares pursuant to the transactions contemplated in the Participation Offer Notice with the transferee named therein. If any other Tagalong Holders have accepted the Participation Offer, the Transferor shall reduce to the extent necessary the number of shares it otherwise would have disposed of in the proposed disposition so as to permit such other Tagalong Holders to dispose of the number of shares that they are entitled to dispose of under this Section 2.1, and the Transferor and such other Tagalong Holders shall dispose of the number of shares specified in the Participation Offer to the proposed transferee in accordance with the terms of such disposition set forth in the Participation Offer Notice.


               2.2 CERTAIN TRANSFERS TO AFFILIATED TRANSFEREES. Notwithstanding
Section 2.1 hereof; no Participation Offer is required to be made with respect to a sale, gift or other transfer of securities of a Stockholder by such Stockholder to any Affiliated Transferee (as hereinafter defined) of such Stockholder, if prior to such disposition such Affiliated Transferee delivers to the Tagalong Holders a written agreement which provides that (x) such Affiliated Transferee is to become a party to and be bound by the provisions of this Agreement and (y) such Affiliated Transferee and such Stockholder shall be considered one entity as a single "Stockholder" under this Agreement. In the event of a disposition to an Affiliated Transferee permitted under of the immediately preceding sentence, the shares so disposed of comprising all or part of such transferring Stockholder's November 18 Holdings shall remain subject to this Agreement and shall be deemed to not have been disposed of by such Stockholder for purposes of determining whether fifty percent (50%) of such Stockholder's November 18 Holdings have been disposed of under this Agreement.

               2.3 ADJUSTMENTS TO NOVEMBER 18 HOLDINGS. The Stockholders acknowledge that the Common Stock listed opposite their names in SCHEDULE I attached hereto is all of the Common Stock held by them respectively as of November 18, 1996 (the "NOVEMBER 18 HOLDINGS"), and neither Stockholder holds any Common Stock Equivalents on such date. For purposes hereof, including, without limitation, for purposes of determining when the initial Participation Offer must be given by a Stockholder, in the event of any subdivision or consolidation of Common Stock or a declaration of a dividend payable in shares of Common Stock or capital reorganization or reclassification or other similar events subsequent to November 18, 1996, the November 18 Holdings shall be appropriately adjusted prior to each sale of Common Stock to reflect all such events in order to give full effect to the tenor and purpose of this Agreement and to fairly protect the participation rights intended to be granted to the Purchasers and the Tagalong Holders pursuant to this Agreement.

               2.4 COMPLIANCE WITH STOCK DISTRIBUTION AGREEMENTS. The Stockholders agree that they will comply in all respects with and perform all of their respective obligations under the Stock Distribution Agreements dated as of December 28, 1995 between the Company and each Stockholder as in effect on November 18, 1996, as may be amended thereafter from time to time;

provided, however, that any amendment, waiver or early termination of such Stock Distribution Agreements entered into subsequent to November 18, 1996 shall require the written consent of the Purchasers to be effective hereunder.

               2.5 COPIES OF CERTAIN SEC FILINGS. Each Stockholder agrees that he will deliver to each Purchaser a copy of each filing made with the Securities and Exchange Commission (the "Commission") after November 18, 1996 by or on behalf of such Stockholder of a Form 4, Form 5, Schedule 13D or Schedule 13G (or any successor forms or schedules that may be adopted by the Commission) with respect to ownership of securities of the Company, and all amendments thereto. The copies of said Forms 4, Forms 5, Schedules 13D, Schedules 13G and amendments thereto shall be delivered to the Purchasers concurrently with the filing thereof with the Commission.

               2.6 EFFECT OF VIOLATION. Any purported transfer of Common Stock or Common Stock Equivalents which is in violation of this Agreement shall be void and of no force and effect whatsoever.

        3. TERMINATION OF PARTICIPATION RIGHTS. The participation rights and related rights provided in Section 2 shall terminate upon the earlier to occur of (i) the death and/or voluntary or involuntary resignation from the management of the Company of each of Mark Johnson and Pierre Melcher (or, if only one of such individual dies or resigns from the management of the Company, such participation and related rights shall expire only with respect to that Stockholder), (ii) a Change in Control of the Company or (iii) the payment in full of all amounts to be paid under the Notes and the performance of all obligations of the Company thereunder (whether by prepayment of the Notes or otherwise).

        4. DEFINITIONS. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

               AFFILIATED TRANSFEREE: With respect to any Stockholder, means any Affiliate (as defined in the Warrants) of such Stockholder, and any member of such Stockholder's family or a trust for the benefit of any of the foregoing. For purposes hereof "family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

                AGREEMENT: This Participation Rights Agreement, as the same may be amended from time to time.

                COMMON STOCK: As defined in the introductory paragraph of this Agreement.

                CHANGE IN CONTROL: As defined in the Warrants.

                COMMON STOCK EQUIVALENTS: All options, rights or warrants to purchase shares of Common Stock, all securities convertible into or exchangeable for shares of Common Stock and all shares of Common Stock into which shares of Common Stock of another class have been converted.

                COMPANY: As defined in the introductory paragraph of this Agreement.

                FULLY DILUTED COMMON STOCK: At any time, the then outstanding Common Stock plus (without duplication) all shares of Common Stock issuable, whether at such time or upon the passage of time or the occurrence of future events, upon the exercise, conversion or exchange of all then outstanding options, rights or warrants (including, without limitation, the Warrants) or securities convertible into or exchangeable for Common Stock.

                NOTES: As defined in the Purchase Agreement.

                NOVEMBER 18 HOLDINGS: As defined in Section 2.3.

                PARTICIPATION OFFER: As defined in Section 2.1.

                PARTICIPATION OFFER NOTICE: As defined in Section 2.1.

                PERSON: An individual, a partnership, an association, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government of any department or agency thereof.

                PURCHASE AGREEMENT: As defined in Section 1.

                PURCHASERS: As defined in the introductory paragraph of this Agreement.

                REQUIRED HOLDERS: Any holder or holders of 51% (by number of shares of Common Stock issued or issuable) of the Warrants or of Common Stock issued upon the exercise of Warrants.

                SECURITIES ACT: The Securities Act of 1933, as amended, or any successor statute thereto.

                STOCKHOLDERS: As defined in the introductory paragraph of this Agreement.

                TAGALONG ELIGIBLE SECURITIES: As defined in Section 2.1.

                TAGALONG HOLDER. Any holder of (i) Warrants or (ii) Common Stock issued upon the exercise of Warrants.

                TRANSFEROR: As defined in Section 2.1.

                WARRANTS: As defined in Section 1.

        5. AGREEMENT. A copy of this Agreement shall be filed with the permanent records of the Company and shall be kept at all times at the principal place of business of the Company.

        6. FURTHER ASSURANCES. Each party agrees to do, or cause to be done, such further acts and to execute and deliver, or to cause to be executed and delivered, such further agreements, instruments, certificates and other documents as may be necessary or appropriate to effectuate and carry out the purposes of this Agreement.

        7. AMENDMENTS AND WAIVERS. This Agreement may be amended and the Stockholders and the Company may take any action herein prohibited or omit to perform any act herein required to be performed, only if the prior written consent of the Required Holders to such amendment, action or omission to act shall have been obtained.

        8. NOTICES. All communications provided for hereunder shall be sent by first-class mail and (a) if addressed to a Tagalong Holder, addressed to such Tagalong Holder in the manner set forth in the Purchase Agreement, or at such other address as such Tagalong Holder shall have furnished to the other parties hereto in writing, (b) if addressed to the Company, at 2727 Allen Parkway, Suite 760, Houston, Texas 77019, Attention: Chief Financial Officer, or at such other address, or to the attention of such other officer, as the Company shall have furnished to the other parties hereto in writing or (c) if to any Stockholder, addressed to such Stockholder at its address set forth in SCHEDULE I hereto, or at such other address as such party shall have furnished to the other parties hereto in writing.

        9. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the Purchasers shall also be for the benefit of and enforceable by any subsequent Tagalong Holder.

        10. DESCRIPTIVE HEADINGS. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

        11. SPECIFIC PERFORMANCE. The parties hereto recognize and agree that money damages may be insufficient to compensate the Tagalong Holders for breaches by the Company or the Stockholders of the terms hereof and, consequently, that the equitable remedy of specific performance of the terms hereof will be available in the event of any such breach.

        12. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Texas.

        13. COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

               IN WITNESS WHEREOF, the parties have executed this Agreement, or caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, as of the date first above written.

                                           PURCHASERS:

                                           INTERNATIONAL MEZZANINE CAPITAL, B.V.

                                            By: /s/ SJAAK SCHOUTEN
                                                    Sjaak Schouten
                                                    Authorized Officer


                                            FIRST COMMERCE CORPORATION

                                            By: /s/ ASHTON J. RYAN, JR.
                                                    Ashton J. Ryan, Jr.
                                                    Senior Executive Vice
                                                    President


                                            STOCKHOLDERS:

                                             /s/ MARK JOHNSON
                                                 Mark Johnson

                                             /s/ PIERRE MELCHER
                                                 Pierre Melcher

                                                                      SCHEDULE I


                                    STOCKHOLDERS


   OWNER                          CERTIFICATE NUMBER(S)        NUMBER OF SHARES
   -----                          ---------------------        ----------------
Mark Johnson                          AC5222, AC5203,              1,667,062
2727 Allen Parkway, Suite 760     AC5204 (and 3,000 of
Houston, Texas 77019              the shares included in
                                  Mr. Johnson's
                                  November 18 Holdings
                                  are uncertificated)

Pierre Melcher
2727 Allen Parkway, Suite 760
Houston, Texas 77019                   AC5202                      2,028,539